UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  8 )*

Strayer Education, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

863236105

(CUSIP Number)

MidOcean Partners, LP
320 Park Avenue, 17th Floor
New York, NY  10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
George P. Stamas
Kirkland & Ellis LLP
655 15th Street, NW
Washington, DC 20005
(202) 879-5000

February 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863236105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ultramar Capital, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) J. Edward Virtue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Associates, SPC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Partners, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Existing Fund GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MidOcean Capital Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,551,879

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,085,264

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,551,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 31.9%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 8 amends the Schedule 13D filed on March 26, 2001 (“Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 21, 2001 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed on October 9, 2002 (“Amendment No. 2”), Amendment No. 3 to Schedule 13D filed on November 15, 2002 (“Amendment No. 3”), Amendment No. 4 to Schedule 13D filed on November 21, 2002 (“Amendment No. 4”), Amendment No. 5 to Schedule 13D filed on February 25, 2003 (“Amendment No. 5”), Amendment No. 6 to Schedule 13D filed on March 4, 2003 (“Amendment No. 6”) as further amended by Amendment No. 7 to Schedule 13D on January 14, 2004 (“Amendment No. 7”).

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction
The disclosure in Item 4(a) is hereby amended and supplemented by adding the following:

“On February 3, 2004 the Issuer filed a Registration Statement on Form S-3 (the “2004 Registration Statement”) relating to an aggregate of 3,450,000 shares of Common Stock beneficially owned by New Mountain Partners, L.P. (“New Mountain”), MidOcean and the New Mountain Strayer Trust (the “Trust”) which may be sold pursuant to an underwritten offering (the “2004 Offering”).  The 2004 Registration Statement relates to 1,615,006 shares of Common Stock beneficially owned by New Mountain, 1,000,000 shares of Common Stock beneficially owned by MidOcean, 384,994 shares of Common Stock beneficially owned by the Trust and an aggregate of 450,000 shares of Common Stock that may be purchased by the underwriter to cover over-allotments, if any.”

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosure in the last paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

“On February 3, 2004, the Issuer, New Mountain and MidOcean entered into a letter agreement (the “February 2004 Letter Agreement”) that (i) confirmed the parties’ understanding of Section 7 of Article FIRST of the Articles Supplementary regarding the determination of the number of shares of Common Stock issuable in connection with the conversion of Series A Preferred Stock pursuant to the Articles Supplementary, (ii) provided for the Issuer’s diligent pursuit of certain Required Approvals (as defined below) and determined the allocation of certain 2004 Offering Expenses (as defined below) among New Mountain and MidOcean and (iii) established certain information rights between New Mountain and the Issuer.

This summary of certain provisions of the February 2004 Letter Agreement, other related agreements, other related documents and the transactions contemplated thereby is not intended to be complete, and is qualified in its entirety by reference to such documents.

Pursuant to the February 2004 Letter Agreement, the Issuer, New Mountain and MidOcean agreed that, for purposes of determining the number of shares of Common Stock issuable in connection with any conversion of Series A Preferred Stock pursuant to the Articles Supplementary, full credit shall be given for dividends accruing on a daily basis since the most recent Dividend Payment Date (as defined in the Articles Supplementary) preceding the Conversion Date (as defined in the Articles Supplementary) through but excluding the Conversion Date. New Mountain and MidOcean released any claim they may have had for accrued and unpaid dividends in connection with any conversions of Series A Preferred

Stock prior to the date of the February 2004 Letter Agreement, including, without limitation, as provided in paragraph 3(c) of the Letter Agreement.

Pursuant to the February 2004 Letter Agreement, the Issuer, New Mountain and MidOcean agreed that in connection with the possible sale or other disposition by New Mountain and MidOcean of all or any portion of their remaining ownership interest in the Issuer (the “Stock Sale”), the Issuer will diligently pursue and exercise its reasonable best efforts to obtain, as promptly as practicable, all necessary Education Approvals (as defined in the Purchase Agreement) required from all applicable Governmental Authorities (as defined in the Purchase Agreement) and Educational Agencies (as defined in the Purchase Agreement) for the lawful conduct of the businesses of the Issuer and its subsidiaries, including the University (as defined in the Purchase Agreement), following the Stock Sale in the manner and to the extent presently conducted at every location where the University conducts any material business (collectively, the “Required Approvals”).  New Mountain and MidOcean severally agreed to directly pay up to $850,000 (with New Mountain paying up to $651,667 and MidOcean paying up to $198,333), as they are incurred, for all legal fees, accounting fees, education regulatory, SEC, NASDAQ filing fees, printing costs, roadshow costs and all other Registration Expenses (as defined in the Registration Rights Agreement) and other expenses of any kind reasonably incurred by the Issuer in connection with obtaining the Required Approvals and preparing for and effecting the Stock Sale, including any private sales and secondary offerings, whether or not the Stock Sale or any such sales or offerings are in fact consummated (“2004 Offering Expenses”); subject to the Issuer providing New Mountain and MidOcean with reasonably detailed supporting documentation in customary form, evidencing the incurrence of such 2004 Offering Expenses; provided, that New Mountain and MidOcean shall not be responsible for any such 2004 Offering Expenses incurred in connection with any registration effected pursuant to Section 2 of the Registration Rights Agreement other than the 2004 Offering. Notwithstanding the foregoing, except as modified by the February 2004 Letter Agreement, the February 2004 Letter Agreement shall not, in any manner, affect any of New Mountain’s or MidOcean’s rights under the Registration Rights Agreement, and all of the terms and conditions of the Registration Rights Agreement shall remain in full force and effect.

Other than the Shareholders’ Agreement, the Letter Agreement, the Purchase Agreement, the Support and Option Agreement, the Articles Supplementary, the Amendment and Joinder to the Shareholders’ Agreement, the February 2004 Letter Agreement and the related documents and the transactions contemplated thereby and other understandings, as described in this item, Item 1 and Item 4 above, the Reporting Persons know of no other contracts, arrangements, understandings or relationships required to be described herein.”

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.6 - February 2004 Letter Agreement, dated February 3, 2004, among Strayer Education, Inc., New Mountain Partners, L.P. and MidOcean Capital Investors, L.P.

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2004

ULTRAMAR CAPITAL, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN PARTNERS, LP

By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated Portfolio, as general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title	Chief Executive Officer

EXISTING FUND GP, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL INVESTORS, L.P.

By:	MidOcean Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: February 4 , 2004

ULTRAMAR CAPITAL, LTD.

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Director and Chief Executive Officer

J. EDWARD VIRTUE

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue

MIDOCEAN ASSOCIATES, SPC,
on behalf of MidOcean Partners Segregated Portfolio

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

MIDOCEAN PARTNERS, LP

	By:	MidOcean Associates, SPC,
on behalf of MidOcean Partners Segregated Portfolio, as general partner

	By:	/s/ J. Edward Virtue
	Name:	J. Edward Virtue
	Title:	Chief Executive Officer

EXISTING FUND GP, LTD.

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL PARTNERS, L.P.

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer

MIDOCEAN CAPITAL INVESTORS, L.P.

By:	MidOcean Capital Partners, L.P., its general partner

By:	Existing Fund GP, Ltd., its general partner

By:	/s/ J. Edward Virtue
Name:	J. Edward Virtue
Title:	Chief Executive Officer